2002 Annual Report

Each year tens of thou nosed with debilitating neurologic,  immune and metabolic diseases which profoundly affect their



developmental potential. Repligen intends to be a leader in the development of products for these large and underserved patient populations.





RepliGen

Each year tens of thousands of children are diagnosed with debilitating neurologic, immune and metabolic diseases which profoundly affect their developmental potential. These diseases often require lifelong care and impart tremendous social and economic toll. The tools of biotechnology represent the best opportunity to understand the biology of these diseases and develop preventative, diagnostic and therapeutic products. Repligen intends to be a leader in the development of products for these large and underserved patient populations.

Table of Contents

Our Strategy

Repligen's goal is to become the leading company in the development of innovative therapeutic products for debilitating pediatric diseases. Our therapeutic product candidates are secretin for autism, uridine for neurologic and metabolic diseases and CTLA4-Ig for immune disorders. These products are synthetic forms of naturally-occurring substances which may correct improperly regulated biological processes with minimal toxicity or side-effects. Our product candidates have the potential to produce clinical benefits not attainable with any existing drug in diseases for which there are few alternatives.

Our business strategy is to partially fund the development of these therapeutic products with profits from our Specialty Pharmaceuticals business. Highlights from this business included robust growth of Protein A sales and FDA approval of SecreFlo™, our second marketed product. At the same time, we have controlled expenses by outsourcing certain aspects of product development and manufacturing while maintaining a strong cash position relative to our expenses. We end the year with a clear market focus, increasing revenues and the resources to meet our goal of becoming a leader in the development of products for debilitating pediatric diseases.

Autism is a profound developmental disorder characterized by deficits in social interaction, impaired communication, and repetitive behaviors. Autism was once considered a rare disease. However, a recent study by the Centers for Disease Control found a prevalence rate for autism in children of 1 in 300, a rate greater than leukemia (1/9,000), cystic fibrosis (1/5,000) and multiple sclerosis (1/900) combined. More than ten billion dollars a year is spent in the U.S. on the education and care of autistic people.

There are no drugs approved by the FDA to address the social and communicative deficits which are the core symptoms of autism. Existing drug therapy is limited to the "off-label" use of drugs such as Risperdal®, Prozac® or Ritalin® to control certain behaviors such as hyperactivity or irritability.

Secretin is a hormone produced by the intestine which stimulates the pancreas as part of the normal process of digestion. Secretin has been used for decades to assess pancreatic function as part of a gastrointestinal examination.

A few autistic children with gastrointestinal dysfunction received secretin several years ago during a gastrointestinal examination which led to the observation that secretin had noticeable effects on their symptoms of autism.

Autism Clinical Trials with Secre



Lack of pointing is one of the first indicators of developmental delay, a sign that may be useful in the early detection of autism.

Each year 15,000 children are diagnosed with autism in the United States. Autism is more prevalent than multiple sclerosis, cystic fibrosis and leukemia combined.



The Phase 2 study also evaluated safety which showed that three doses of secretin were well tolerated in this patient population. To extend these observations, 87 patients from the Phase 2 trial completed a follow-on study in which they received 6 additional doses of secretin over an 18 week period. This trial has enabled us to gather additional safety data over a five month dosing period.

Phase 2 Trial Identified Response in Young Children

During the past year we reported data from our Phase 2 clinical trial of secretin. This placebo-controlled, double-blind trial evaluated treatment with secretin or a placebo in 126 children aged 3 to 6. Each patient received a thorough evaluation of their symptoms prior to receiving three administrations of secretin or a placebo over nine weeks. After the third dose, the patients were re-evaluated with a variety of standardized clinical tools and with data provided by parents.

The primary finding of the Phase 2 clinical trial was that younger children, 3 and 4 year olds, showed a more robust response to secretin than older children, 5 and 6 year olds. In addition, standardized tools for the assessment of autism indicated that the most readily documented changes were improvements in reciprocal social interaction and communication, the core symptoms of the disorder.

Phase 3 Clinical Trials Underway

Based on the Phase 2 clinical data and discussions with the FDA, we have initiated a Phase 3 clinical trial program with secretin. This Phase 3 program consists of two clinical trials which will evaluate the impact of secretin on the social and communicative symptoms of autism. Each study will evaluate approximately 150 children aged 2 years 8 months to 4 years 11 months. We expect to have initial data from these studies in 2003.

FDA Grants Fast Track Status

During the past year the FDA granted "fast track" status to secretin for pediatric autism confirming the urgent need to develop therapies for this debilitating disease. If our Phase 3 program is successful, secretin will be the first drug to be developed for the treatment of the social and communicative deficits of autism.

Early Identification of Autism

It is widely accepted amongst experts in the field of autism that diagnosis before the age of three and early intervention with educational and behavioral therapies is associated with improved outcomes in some children. This has led to efforts to develop tools to help pediatricians recognize the early signs of autism in children as young as 18 months.

Our Phase 2 clinical trial showed that the improvements in social interaction in response to secretin were most pronounced in younger children, particularly three year olds. These data suggest that there may be a window of opportunity during which treatment with secretin is most useful. Thus efforts to diagnose autistic children by 18-30 months of age may maximize the potential impact of educational interventions as well as secretin therapy.

Improvements in reciprocal social interaction were most evident in the youngest children.



Response
Age 3
Age 4
Age 5
Age 6
Age

Neurobiology of

During the past year we have made significant progress in understanding the mechanism of secretin's action.

Our initial experiments showed that intact secretin was able to enter the brains of animals after a single, intravenous injection of a clinical dose. In November 2001 we reported that treatment of rats with secretin activates several regions of the brain including the amygdala. This is a striking observation since the amygdala is one of several brain regions which have been implicated in autism. For example, post-mortem examination of autistic brains have revealed abnormal neural structures in several regions including the amygdala. More recent studies with Magnetic Resonance Imaging (MRI) have shown that individuals with autism do not exhibit normal activation of the amygdala when presented with a social task such as interpreting facial expressions. These observations as well as the documented improvements in social interaction in our clinical research suggest that the amygdala may be a site of action of secretin in autistic patients.

We are conducting a clinical trial in collaboration with the Brain Imaging Center at McLean Hospital, a teaching affiliate of Harvard Medical School, to assess the neurologic activity of secretin in humans by Magnetic Resonance Imaging (MRI). This trial is designed to investigate if treatment with secretin modulates the activity of specific brain regions while performing social recognition tasks.

We are also seeking to understand the neural pathways by which secretin activates the brain. In order to accomplish this, we have begun to map the expression of the secretin receptor in brain tissue.


SECRETIN

Studies in animals indicate that secretin activates the amygdala, a part of the brain known to be deficient in some autistic patients.

Our data indicates that receptor expression is more prevalent in the brains of young animals than in adults, suggesting that secretin may have a role in neurodevelopment. Further studies to confirm and extend these observations will be carried out this year. These neurobiology studies are part of our comprehensive program in autism and may help us better understand how to maximize the potential benefit of secretin and yield new insights into the biology of autism.



Facial Recognition in Autism

The core deficit of autism is a profound lack of social interaction. People with autism have difficulties decoding facial expressions and perceiving the emotional state of others. Recent studies with Magnetic Resonance Imaging (MRI) have identified several brain regions, including the amygdala, which are activated by facial recognition tasks in normal subjects but not in autistic people. Researchers have also correlated the extent of social deficits in autistic patients with the degree to which these brain regions fail to properly activate. Thus, brain imaging techniques have enabled researchers to identify specific structures associated with autism and provided a target for pharmacologic intervention. We are using MRI to understand which parts of the human brain are activated by secretin and whether it changes the pattern of neurological activation which results from defined social tasks such as facial recognition.

for Neurological & Metabolic Disorders

Uridine is a naturally occurring molecule essential for the synthesis of DNA and RNA and many aspects of protein, lipid and carbohydrate synthesis and metabolism.

Children lacking the ability to synthesize uridine display a variety of neurological, muscular and developmental disorders. We are evaluating the potential of uridine (or analogs of uridine) for several pediatric neurological disorders for which there is unmet medical need.

Uridine for a Subset of Autism

"Purine autism" is a form of autism in which patients appear to have a defect in the way they metabolize purines, essential components of RNA, DNA and many biological factors. Research at Repligen has confirmed earlier reports that approximately 15-20% of patients with autistic symptoms have evidence of this metabolic abnormality. Several patients with "purine autism" have been treated by others with daily, oral dosing of uridine. In one recently published case report, treatment was associated with significant improvements in language, social, cognitive and motor deficits without observable toxicity. We intend to evaluate uridine in patients with "purine autism" in a Phase 1/2 clinical trial. These patients may have a form of autism distinct from patients who may benefit from secretin or other therapies.

Uridine for Children with Mitochondrial Disease

Mitochondria are structures found in every cell which convert nutrients into energy and are the only cellular source of uridine. Patients with a defect in mitochondrial function suffer a variety of symptoms including cognitive deficits, muscle weakness, chronic infections, seizures and kidney failure. In preliminary clinical trials, some patients treated with uridine showed improvements in muscle strength and kidney function, reduction in seizures or infections and improved motor and language development. We intend to further investigate the use of uridine therapy in this patient population in a Phase 1/2 clinical trial. There are no FDA-approved therapies for the approximately 1 in 2,500 children born each year with a mitochondrial defect.

Uridine for Depression

Untreatable depression is a significant medical problem in both children and adults. For example, there are 35,000 patients in the United States suffering from bipolar disorder. Many of these patients cannot be treated with existing anti-depressants due to the potential for toxic interactions with other medications they receive. Our collaborators at Harvard Medical School have demonstrated that uridine is active in an animal model of depression. During the next year we plan to extend this observation into patients who have forms of depression which are not adequately treated with current therapies. In some of these patients we intend to examine the effect of uridine on changes in brain chemistry which may provide clues to its mechanism of action.



for Autoimmune Diseases

CTLA4 is a key regulator of the activity of the immune system.



In ITP, an autoimmune attack against platelets can compromise the ability to form blood clots.

Uncontrolled activation of the immune system is the hallmark of many diseases such as multiple sclerosis, lupus, rheumatoid arthritis and psoriasis and is the primary barrier to organ transplantation. CTLA4 signals the immune system to "turn off" after it has successfully cleared a bacterial or viral infection. Repligen has created an injectable form of CTLA4 (CTLA4-Ig) which we believe will have wide application in diseases characterized by over-activation of the immune system.

During the past year we completed a Phase 1 study of CTLA4-Ig in healthy volunteers which showed that the drug was well tolerated. We are currently conducting a Phase 2 clinical trial in patients with refractory immune thrombocytopenic purpura (ITP), a significant autoimmune disease in which the body's immune system produces antibodies that destroy platelets, a small blood cell important in the formation of blood clots. The clinical consequences of ITP range from bruising, mucosal bleeding and nosebleeds to uncontrolled internal bleeding and intracranial hemorrhage, which can be fatal. There are approximately 25,000 people in the United States with the most severe form of ITP. In addition to gaining more safety data, our trial will evaluate the impact of CTLA4-Ig on platelet count as an indication of efficacy.

During the past year we received a notice of allowance of a U.S. patent covering the form of CTLA4-Ig which we are developing. We also believe that our licensee, the University of Michigan, has rights to certain patents issued to Bristol-Myers Squibb covering CTLA4 compositions and uses and we are actively seeking to obtain those rights through a legal action.

A New Approach to Autoimmune Disease

In autoimmune disease, the immune system mistakenly attacks self, targeting the cells, tissues, and organs of a person's own body. Autoimmune diseases such as rheumatoid arthritis, multiple sclerosis, psoriasis and Crohn's disease afflict millions of Americans and often require lifelong care and monitoring. Current treatment options are limited to broadly acting immunosuppressive drugs which may suppress the autoimmune attack but also suppress the ability of the immune system to fight infection resulting in potentially serious side effects. CTLA4-Ig has been shown in animal models to specifically block the immune response without suppressing the immune system as a whole. Additionally, the specific immunosuppressive effects of CTLA4-Ig have been shown to persist after discontinuation of the drug, thus CTLA4-Ig may provide a unique, more specific and potentially safer treatment for autoimmune diseases than current therapies.

Specialty Pharmaceutical Products

Our business strategy is to partially fund the development of our proprietary products with the profits derived from current sales of our Specialty Pharmaceutical products: Protein A and SecreFlo™. This will enable us to maintain ownership of our lead clinical programs while at the same time controlling losses and increasing financial stability.

Protein A for Antibody Manufacturing

Repligen manufactures and markets a series of products based on recombinant Protein A which are used by the pharmaceutical industry to produce monoclonal antibody drugs. These include several breakthrough therapies such as Enbrel™ for arthritis, Synagis™ for RSV infection in children and Herceptin™ for breast cancer. Based on the success of these products, the total market for therapeutic antibodies has grown from $600 million in 1998 to approximately $3.5 billion in 2001. This growth has created increased demand for our Protein A products. Revenues for the past year were $4.3 million, an increase of 107% over prior year. Profitability also improved with gross profit margins increasing from 33% to 53%. It is expected that this product line will continue to grow as there are more than 100 monoclonal antibody products under development by pharmaceutical and biotechnology companies. We own a U.S. patent on recombinant Protein A which is in force until 2009.

SecreFlo™ for Pancreatic Assessment

We own the commercial rights to two secretin diagnostic products. These products are synthetic, injectable forms of the natural hormone which has traditionally been used by gastroenterologists to assess the function of the pancreas. The FDA approved one of these products, SecreFlo™, in April 2002 to aid in the diagnosis of pancreatic disease and the detection of gastrinoma, a type of gastrointestinal cancer.

SecreFlo™ has been granted "orphan drug status" by the FDA, which means it will be the only secretin product available in the United States for diagnostic use until 2009. A supplemental NDA has been filed with the FDA to expand the use of SecreFlo™ during a gastrointestinal procedure called ERCP.

MONOCLONAL ANTIBODY MARKET


Sales ($ billions)
0
1
2
3
4
1998
1999
2000
2001

PROTEIN A SALES


Sales ($ millions)
0
1
2
3
4
5
FY 1999
FY 2000
FY 2001
FY 2002

Protein A sales have increased in response to the growth of the monoclonal antibody market.


NDC-67066-001-01
SecreFlo
Secretin for Injection
16 mcg
For single use only.
Rx only.
RepliGen

Product revenues for the year were $4,300,000 and we recorded a net loss of $4,460,000. At year's end we had $25 million in cash and equivalents enabling us to aggressively develop our product candidates for the next year without the need for additional capital. In May of 2002 we occupied new facilities in Waltham, Massachusetts. In addition, to administrative and laboratory space, our new facility contains an expanded manufacturing plant to support the growth in demand for our products.

We look forward to the next year with great anticipation as our three therapeutic product candidates proceed through clinical trials and our Specialty Pharmaceutical product revenues continue to grow. The hard work and commitment of our employees and clinical collaborators, together with the confidence and support of our shareholders, will enable us to make significant progress toward our goal of developing safe and effective drugs for debilitating pediatric diseases. I look forward to updating you on our progress throughout the year.

Sincerely,



Walter C. Herlihy, Ph.D.
President and CEO
June 1, 2002



Repligen's new facility in Waltham, Massachusetts.



Repligen Product Pipeline
Preclinical
Phase 1
Phase 2
Phase 3
NDA Filed
Marketed
Secretin – Autism
CTLA4-Ig – ITP
Uridine – Purine Autism
Uridine – Mitochondrial Disease
Uridine – Bipolar Disease
SecreFlo™
rProtein A™

Repligen Corporation

Consolidated Financial Statements

As of March 31, 2002

Selected Financial Data and Business

Repligen Corporation

The following selected financial data are derived from, and are qualified in their entirety by reference to, the consolidated financial statements of Repligen as of and for the years ended March 31, 2002, 2001, 2000, 1999 and 1998 which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data set forth below should be read in conjunction with the consolidated financial statements of Repligen and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report and our reports on Form 10-K for the years ended March 31, 2001, 2000, 1999 and 1998.

	Years Ended March 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
Operating Statement Data:					
Revenue:					
Product	$ 4,302	$ 2,083	$ 2,041	$ 1,010	$ 1,114
Research and development	—	172	863	1,268	917
Total revenue	$ 4,302	$ 2,255	$ 2,904	$ 2,278	$ 2,031
Costs and expenses:					
Cost of product sold	1,993	1,400	1,107	689	480
Research and development	5,361	5,786	3,754	2,882	1,420
Selling, general & administrative	2,526	2,402	2,406	1,463	1,152
Total costs and expenses	9,880	9,588	7,267	5,034	3,052
Loss from operations	(5,578)	(7,333)	(4,363)	(2,756)	(1,021)
Investment income	1,117	2,054	547	212	225
Net loss	$ (4,461)	$ (5,279)	$ (3,816)	$ (2,544)	$ (796)
Net loss per common share	$ (0.17)	$ (0.20)	$ (0.18)	$ (0.14)	$ (0.05)
Weighted average common shares outstanding	26,640	26,548	21,538	18,018	16,502

	(In thousands) As of March 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and investments	$ 25,250	$ 30,298	$ 34,033	$ 3,263	$ 4,752
Working capital	20,577	24,398	34,473	3,860	5,377
Total assets	29,111	32,148	36,287	5,224	6,513
Accumulated deficit	(140,419)	(135,959)	(130,680)	(126,864)	(124,320)
Stockholders' equity	26,445	30,891	35,090	4,592	6,124

Business

Statements in this annual report, as well as oral statements that may be made by Repligen or by officers, directors or employees of Repligen acting on Repligen's behalf, that are not historical facts constitute "forward-looking statements" which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this annual report do not constitute guarantees of future performance. Investors are cautioned that statements which are not strictly historical statements contained in this annual report, including, without limitation, statements regarding current or future financial performance, management's plans and objectives for future operations, clinical trials and results, product plans and performance, management's assessment of market factors, as well as statements regarding the strategy and plans of the company and its strategic partners, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any results expressed or implied by such forward-looking statements, including, without limitation, risks associated with the success of current and future collaborative relationships, the market acceptance of our products, our ability to compete with larger, better financed pharmaceutical and biotechnology companies, new approaches to the treatment of our targeted diseases, our expectation of incurring continued losses, our ability to generate future revenues, our ability to raise additional capital to continue our drug development programs, the success of our clinical trials, our ability to develop and commercialize products, our ability to obtain required regulatory approvals, our compliance with all Food and Drug Administration regulations, our ability to obtain, maintain and protect intellectual property rights for our products, the risk of litigation regarding our intellectual property rights, our limited sales and manufacturing capabilities, our dependence on third-party manufacturers, our ability to hire and retain skilled personnel, and our volatile stock price. Further information on potential risk factors that could affect the Company's financial results are included elsewhere in this annual report and in filings made by the Company from time to time with the Securities and Exchange Commission including under the caption "Certain Factors That May Affect Future Results" in our annual report on Form 10-K for the year ended March 31, 2002.

The Company

Repligen's goal is to develop innovative therapeutic products for debilitating pediatric diseases. Our therapeutic product candidates are secretin for autism, uridine for mitochondrial disease and CTLA4-Ig for immune disorders. These products are synthetic forms of naturally-occurring substances which may correct improperly regulated biological processes with minimal toxicity or side-effects. Our product candidates have the potential to produce clinical benefits not attainable with any existing drug in diseases for which there are few alternatives.

Our business strategy is to partially fund the development of our proprietary therapeutic products with the profits derived from the sales of our specialty pharmaceutical products: Protein A and SecreFlo™. This will enable us to advance our proprietary drug development programs while at the same time minimizing our operating losses.

Repligen was incorporated in May 1981, under the laws of the State of Delaware. Our principal executive offices are at 41 Seyon Street, Building #1, Suite 100, Waltham, Massachusetts 02453 and our telephone number is (781) 250-0111.

Secretin for Autism

Autism is a developmental disorder characterized by impaired communication and social interaction as well as repetitive behaviors. The disease is typically diagnosed by the age of three and affects approximately 1 in 300 children in the United States. Secretin is a hormone produced in the small intestine which regulates the function of the pancreas as part of the process of digestion. Anecdotal reports indicated that secretin may have beneficial effects in some autistic children, including improvements in social interaction and communication which are the core symptoms of the disease.

We have completed an FDA-approved Phase 2 clinical trial on a synthetic, human form of secretin in order to evaluate its potential benefits on the social, communicative and behavioral symptoms of autism. This trial was a randomized, double-blind, placebo-controlled study which evaluated 126 autistic children aged three to six at multiple sites in the United States. All of the children had gastrointestinal symptoms and moderate to severe symptoms of autism. Each patient received three doses of secretin or a placebo at three week intervals. Patients were assessed before the first dose and two weeks after the third dose with several standardized tests to evaluate symptom changes.

Results from the trial demonstrated that three and four year old patients treated with secretin had a statistically significant improvement in social interaction as measured by the Autism Diagnostic Observation Schedule, a standardized clinical assessment. These patients were also observed to have improvements in their expressive vocabulary. In an assessment of overall improvement, Clinical Global Impression of Change, there was significant improvement in the entire secretin treated group versus the placebo group. We also identified two biological parameters which defined a group of patients whose symptoms were highly variable over time. When these patients were removed from the analysis, the beneficial effect of secretin was also observed in two types of evaluations carried out by a trained psychologist and two assessments based on parental data. This trial also evaluated the safety of secretin. There were no serious adverse events in the trial and no clinically significant adverse event trends observed in secretin-treated patients versus patients who received a placebo.

We have initiated two randomized, placebo-controlled, double-blind Phase 3 clinical trials to evaluate the impact of secretin on the social interaction deficits of autism in children 2.7 to 4.9 years of age. Each child will receive six doses of secretin or a placebo over 18 weeks and be evaluated with the social interaction scale of the Autism Diagnostic Observation Schedule and with a Clinical Global Impression of Change.

We have also initiated a research effort to better understand the biology of secretin and its mechanism of action in patients. Initial results in rats indicate that a single intravenous dose of secretin can activate neurons in several brain regions including a region called the amygdala. Literature reports indicate that the amygdala is one of several brain regions affected in patients with autism and that it is an important part of neural circuits which facilitate social interaction. We are currently evaluating the potential activation of the amygdala in humans in a clinical study in which brain activity is monitored with Magnetic Resonance Imaging.

According to recent reports from the Centers for Disease Control and Prevention, approximately 1 in 300 children in the United States is affected by autism. There are currently no FDA-approved drugs for the treatment of autism. Although some existing drugs may reduce certain behavioral symptoms associated with autism such as irritability or hyperactivity, there is no drug therapy which has been demonstrated to improve the social or communicative deficits of autism. It is estimated that the annual cost of care and education required for autism in the United States is greater than $10 billion.

In February 2000, we were issued a U.S. patent for the use of secretin in the treatment of autism which will expire in 2018. In March 2001, we were issued a U.S. patent covering the transdermal delivery of secretin for the treatment of autism, which will expire in 2018. We are currently prosecuting additional patent applications in the United States, Europe and Japan.

Uridine for Mitochondrial Disorders

Mitochondria are small structures present in every cell which serve to produce energy for cellular processes. Defects in the genes which encode mitochondrial proteins are responsible for mitochondrial disease which affects multiple organs and systems, particularly the nervous system, heart, kidney and skeletal muscle. Inborn forms of mitochondrial disease affect 10-20,000 people in the United States and result in multiple symptoms, including seizures, skeletal and heart muscle weakness, kidney failure and neurological and cognitive defects.

It has recently been recognized that a second function of mitochondria is to produce uridine, an essential precursor for the synthesis of RNA and DNA as well as other cellular functions. This discovery led researchers at The University of California, San Diego ("UCSD") to evaluate synthetic uridine as a therapy for mitochondrial disease.

In Phase 1 clinical trials carried out at UCSD, daily oral administration of uridine or an analog of uridine was evaluated in 14 patients. This study indicated that the therapy is well tolerated in patients with mitochondrial disease including a few who have received it for more than two years. Several patients also had marked improvements in their symptoms, including a reduction in the number of seizures, improved muscle strength and improvements in kidney function. A placebo-controlled Phase 2 clinical trial to extend these observations will be initiated during 2002.

Literature reports indicate that there is a subset of patients with autism with evidence of a defect in the regulation of nucleic acid metabolism, a building block for RNA and DNA, who can be identified by testing a sample of urine. A published case report described improvements in one such patient in the symptoms of cognition, speech and motor skills after treatment with uridine. Studies at Repligen have confirmed that some patients with autism have signs of a defect in purine metabolism and we intend to initiate clinical trials of uridine in this patient population.

In December 2000, Repligen exclusively licensed the rights to patent applications from UCSD for the treatment of mitochondrial disease with uridine or analogs of uridine. The Company has also licensed a patent application covering the use of uridine in patients with autism. (For more information on our intellectual property rights to uridine and related compound for the treatment of mitochondrial disease, please see "Legal Proceedings.")

CTLA4-Ig for Immune Disorders

We are also developing a product named "CTLA4-Ig", based on a natural regulator of the immune system. CTLA4-Ig is a protein consisting of a portion of the immune regulator CTLA4 fused to a portion of a human antibody molecule ("Ig"). CTLA4-Ig has been shown in animal models to selectively block unwanted immune responses in organ transplantation and several autoimmune diseases.

We are currently conducting a Phase 2 clinical trial of CTLA4-Ig in patients with refractory immune thrombocytopenic purpura ("ITP"). ITP is an autoimmune disease in which the patient's immune system mounts an attack on their own blood platelets which can result in internal bleeding.

In March 2002, we received a Notice of Allowance from the U.S. Patent and Trademark Office for the specific CTLA4-Ig composition which we are developing. Repligen has also obtained an exclusive license to the patent rights of the University of Michigan which pertain to CTLA4-Ig and is prosecuting patents filed by the University related to therapeutic uses of CTLA4-Ig. We also believe that the University of Michigan and Repligen are entitled to rights to certain U.S. patents on compositions and therapeutic uses of CTLA4 which have been issued to Bristol-Myers Squibb Company. (For more information on our intellectual property rights to CTLA4-Ig, please see "Legal Proceedings.")

Protein A Products for Antibody Manufacturing

Protein A is a naturally occurring protein used in the purification of antibodies. Virtually all therapeutic monoclonal antibodies are manufactured by a process in which an impure mixture containing the desired antibody product is passed over a solid support to which Protein A has been chemically attached (immobilized). The immobilized Protein A binds the antibody product while other impurities are washed away. The antibody is then recovered from the support in a substantially purified form.

We manufacture and market several products based on recombinant Protein A. Our primary customers incorporate our Protein A products into their proprietary antibody purification systems which they sell directly to the biotechnology and pharmaceutical industry. We also manufacture an immobilized Protein A product which is marketed by Amersham Biosciences ("Amersham"). Substantially all of our product sales for the last three years have been sales of Protein A products.

In the past four years, sales of therapeutic antibody products have increased from $300 million in 1997 to approximately $3.5 billion in 2001. This growth is based on the increasing use of therapeutic antibody products, including Rituxan® for lymphoma, Herceptin® for breast cancer, Synagis® for RSV infection, Remicade® for Crohn's disease and arthritis and Enbrel® for arthritis. There are more than 100 additional monoclonal antibodies in various stages of clinical testing which may lead to additional growth of the antibody market and in the demand for Protein A.

We own a U.S. patent covering the protein A gene and the manufacture of recombinant Protein A which expires in 2009.

Secretin Diagnostic Products

In October 1999, we licensed exclusive commercial rights to two diagnostic products based on synthetic forms of porcine (pig-derived) and human secretin from a private company. Both of these products have been evaluated in clinical trials for their safety and efficacy in diagnosing pancreatic function and gastrinoma. In April 2002, the FDA approved the use of synthetic porcine secretin ("SecreFlo™") to aid in the assessment of pancreatic function and the diagnosis of gastrinoma, a form of cancer. The FDA has granted SecreFlo™ orphan drug designation, which means that we will have a seven year period of exclusivity to market the product in the United States. In December of 2001, the FDA issued an "approvable letter" for a synthetic form of human secretin which contained questions concerning the manufacture and quality control of the product. Prior to approval, ChiRhoClin will need to provide additional information to the FDA to satisfy the FDA's concerns. The FDA has granted this product orphan drug status which means we will have a seven year period of exclusivity following final approval to market this product. We intend to market these diagnostic products directly to gastroenterologists in the United States.

Repligen's Business Strategy

Our primary objective is to develop drugs for pediatric diseases, particularly those which affect development. Our products are based on naturally-occurring peptides, proteins and nucleotides. By harnessing the natural actions of these compounds, it may be possible to modify disease processes with a minimum of toxicity. We intend to maintain the commercial rights to our product candidates through "proof of efficacy" clinical trials. After demonstration of a product candidate's therapeutic potential, we may seek a biotechnology or pharmaceutical partner for further clinical development or commercialization of our product candidates.

We seek to offset some of the expenses associated with product development with profits from the sales of Protein A products and SecreFlo™, our secretin diagnostic product. We intend to seek additional current product opportunities to increase our current product revenues as we increase expenditures on clinical development of our therapeutic products.

Sales and Marketing

We sell our rProtein A™ products primarily through value-added resellers including Amersham, Applied Biosystems, Inc. and Millipore Corporation, and through distributors in certain foreign markets. For the past three years, sales of our rProtein A™ product comprised all of our product sales revenue. We intend to market SecreFlo™ directly to gastroenterologists in the United States.

Market for Registrant's Common Stock and Related Stockholder Matters

Repligen Corporation

Geographic Reporting

Of the Company's revenue in fiscal 2002, 35% is attributable to U.S. customers and 65% is attributable to foreign customers, of which 85% is attributable to three customers. Of the Company's fiscal 2001 revenue, 56% is attributable to U.S. customers and 44% is attributable to foreign customers, of which 71% is attributable to four customers. Of the Company's fiscal 2000 revenue, 51% is attributable to U.S. customers and 49% is attributable to foreign customers, of which 46% is attributable to three customers.

For more information regarding Geographic Reporting and for information regarding Segment Reporting, please see Note 2 to the "Notes to Financial Statements" in this annual report.

Legal Proceedings

On June 21, 2001, Pro-Neuron, Inc. filed a complaint (the "Pro-Neuron Complaint") against the Regents of the University of California (the "Regents") and Repligen at the Superior Court of California, County of San Diego seeking to void a License Agreement entered into between Repligen and the University of California, San Diego ("UCSD") in December 2000 (the "UCSD License Agreement"). The Pro-Neuron Complaint, among other things, also requests the court order the Regents assign all rights licensed to Repligen pursuant to the UCSD License Agreement to Pro-Neuron pursuant to the Regent's agreement with Pro-Neuron. The Regents and Repligen believe that the Complaint is without merit and intend to vigorously defend their rights. If Pro-Neuron is successful in this action, our ability to commercialize uridine for mitochondrial disease may be limited.

Repligen and the University of Michigan (the "University") believe that the University is entitled to rights to certain United States patents owned by Bristol-Myers Squibb Company ("BMS"), which patents cover claims for compositions and methods of use for CTLA4-Ig. On August 31, 2000, Repligen and the University filed a complaint against BMS at the United States District Court for the Eastern District of Michigan in Detroit, Michigan seeking correction of inventorship on these patents. A correction of inventorship would result in the University being designated as the assignee or a co-assignee on any corrected BMS patent. Repligen would then have rights to such technology pursuant to a 2000 License Agreement with the University, a 1995 Asset Acquisition Agreement with Genetics Institute and other related agreements. Repligen's failure to obtain shared ownership rights in the BMS patents may restrict Repligen's ability to commercialize CTLA4-Ig. Repligen and the University have also filed patents related to compositions of matter and methods of use of CTLA4-Ig. From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Market for Registrant's Common Stock and Related Stockholder Matters

Market Information

Our common stock is traded over-the-counter on the Nasdaq National Market under the symbol "RGEN." The following table sets forth for the periods indicated the high and low bid quotations for the common stock as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

Fiscal Year 2002	**High**	**Low**
Fourth Quarter	$ 4.50	$ 2.29
Third Quarter	3.13	1.85
Second Quarter	3.04	1.81
First Quarter	3.57	1.28
Fiscal Year 2001		
Fourth Quarter	$ 5.88	$ 2.03
Third Quarter	8.69	3.00
Second Quarter	8.88	5.31
First Quarter	9.69	4.00

Management's Discussion and Analysis of Financial Condition and Results of Operations

Repligen Corporation

Stockholders and Dividends

As of May 15, 2002 there were approximately 898 stockholders of record of our common stock. We have not paid any dividends since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We anticipate that we will retain all earnings, if any, to support our operations and our proprietary drug development programs. Any future determination as to the payment of dividends will be at the sole discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approval by security holders	1,701,900	$ 2.64	1,538,919
Equity compensation plans not approved by security holders	–	–	–
Total	1,701,900	$ 2.64	1,538,919

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. When used in this report, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Repligen's actual results could differ materially from those anticipated in these forward-looking statements and are a result of certain factors, including those set forth elsewhere in this annual report and under "Certain Factors that May Affect Future Results" in our annual report on Form 10-K.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new statement also supersedes certain aspects of APB 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions may qualify for discontinued operations treatment. The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not expect the impact of SFAS No. 144 to have a material impact on the Company's financial position or results of operations.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission requested that reporting companies discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one that is important to the portrayal of a company's financial condition and operating results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of this and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements of this annual report. The Company's preparation of this annual report requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of its financial statements, and assurance that actual results will not differ from those estimates.

Revenue Recognition

We generate product revenues from the sale of our Protein A products to customers in the pharmaceutical and process chromatography industries. We recognize revenue related to product sales upon shipment of the product to the customer. Licensing and royalties from our licensed technologies are recognized as earned in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." SAB 101 requires companies to recognize certain upfront nonrefundable fees over the life of the related alliance when such fees are received in conjunction with alliances that have multiple elements.

Clinical Trial Estimates

Our clinical development trials related to our proprietary drug products are primarily performed by outside parties. It is not unusual at the end of each accounting period to estimate both the total cost of the trials and the percent completed as of that accounting date. We then need to adjust our estimates when final invoices are received. To date, these adjustments have not been material to our financial statements, and we believe that the estimates that we made as of March 31, 2002 are reflective of the actual expenses incurred as of that date. However, readers should be cautioned that the possibility exists that the timing or cost of certain trials might be longer or shorter or cost more or less than we have estimated and that the associated financial adjustments would be reflected in future periods.

Results of Operations

Fiscal Year Ended March 31, 2002 Compared with Fiscal Year Ended March 31, 2001

Revenues

Total revenues for fiscal 2002 were $4,302,000 compared to $2,255,000 in fiscal 2001, an increase of $2,047,000 or 91%. This increase in revenue is a result of increased Protein A sales driven predominantly by the rapid market growth and success of antibody therapeutic drugs.

Product revenues for fiscal 2002 were $4,302,000 compared to $2,083,000 in fiscal 2001, an increase of $2,219,000 or 107%. This increase is due to increased product shipments to Amersham and increased demand from several monoclonal antibody producers during the year.

Research and development revenues for fiscal 2002 were $0 compared to $172,000 in fiscal 2001, a decrease of $172,000 or 100%. During fiscal 2001, we received non-recurring licensing payments from certain intellectual property pertaining to our former programs.

Costs and Expenses

Total costs and expenses for fiscal 2002 were $9,880,000 compared to $9,588,000 in fiscal 2001, an increase of $292,000 or 3%.

Research and development expenses for fiscal 2002 were $5,361,000 compared to $5,786,000 in fiscal 2001, a decrease of $425,000 or 7%. This decrease is largely due to decreased clinical trial costs, pharmacology-toxicology testing, and manufacturing costs related to development activities for our CTLA4-Ig for immune disorders and uridine for mitochondrial disease product candidates.

Selling, general and administrative expenses for fiscal 2002 were $2,526,000 compared to $2,402,000 in fiscal 2001, an increase of $124,000 or 5%. This increase was attributable to increases in payroll and related expenses, and litigation expense. These increases were partially offset by a decrease in non-cash charges related to the issuance of warrants that were incurred during fiscal 2001.

Cost of product sold for fiscal 2002 was $1,993,000, compared to $1,400,000 in fiscal 2001, an increase of $593,000 or 42%. This increase is largely attributable to increased Protein A sales and to mix of product sales partially offset by manufacturing efficiencies. Gross margin for our product revenue in fiscal 2002 was 54% of product revenues versus 33% of product revenue for fiscal 2001. This increase is a result of changes in product mix and improvements in manufacturing efficiencies.

Investment income

Investment income for fiscal 2002 was $1,117,000, compared to $2,054,000 in fiscal 2001, a decrease of $937,000 or 46%. This decrease is attributable to lower average funds available for investment and lower interest rates during fiscal 2002 compared to fiscal 2001. We expect interest income to vary based on changes in the amount of funds invested and fluctuation of interest rates. We do, however, expect our cash balance to decline during fiscal 2003 and expect that our interest income will also decrease.

Fiscal Year Ended March 31, 2001 Compared with Fiscal Year Ended March 31, 2000

Revenues

Total revenues for fiscal 2001 were $2,255,000, compared to $2,904,000 in fiscal 2000, a decrease of $649,000 or 22%. This decrease in revenue is a result of the discontinuance of research collaborations and grants programs that occurred during fiscal 2000 as we focused our efforts on our own proprietary drug programs.

Product revenues for fiscal 2001 were $2,083,000, compared to $2,041, 000 in fiscal 2000, an increase of $42,000 or 2%. Product sales under our supply agreement with Amersham increased during fiscal 2001 partially offset by a decrease in sales of our Protein A product as a result of the timing of large production scale orders.

Research and development revenues for fiscal 2001 were $172,000 compared to $863,000 in fiscal 2000, a decrease of $691,000 or 80%. During fiscal 2000, we received non-recurring licensing payments and completed our SBIR grants for NIH and NSF.

Costs and Expenses

Total costs and expenses for fiscal 2001 were $9,588,000 compared to $7,267,000 in fiscal 2001, an increase of $2,321,000 or 32%.

Research and development expenses for fiscal 2001 were $5,786,000 compared to $3,754,000 in fiscal 2000, an increase of $2,032,000 or 54%. This increase is largely due to increased clinical and manufacturing costs related to development activities for secretin, CTLA4-Ig and uridine.

Selling, general and administrative expenses for fiscal 2001 were $2,402,000 compared to $2,406,000 in fiscal 2000, a decrease of $4,000 or 0%. During fiscal 2001 increases in payroll and related expenses, non-cash charges related to the issuance of warrants, and increased shareholder communication expenses were partially offset by an early termination fee received in fiscal 2001 from a tenant and a decrease in financial advisory costs that were incurred during fiscal 2000.

Cost of product sold for fiscal 2001 was $1,400,000, compared to $1,107,000 in fiscal 2000, an increase of $293,000 or 26%. Gross margin for our product revenue in fiscal 2001 was 33% of product revenues versus 46% of product revenues for fiscal 2000. This decrease is a result of increased personnel costs and production costs relating to the Amersham supply agreement.

Investment income

Investment income for fiscal 2001 was $2,054,000, compared to $547,000 in fiscal 2000, an increase of $1,507,000 or 276%. The increase in investment income is due to higher average cash, cash equivalent and marketable securities balances as result of the common stock financings that took place during March 2000.

Liquidity and Capital Resources

We have financed our operations primarily through sales of equity securities and revenues derived from product sales, collaborative research agreements, government grants, and payments received from licensing and royalty agreements.

At March 31, 2002 we had cash, cash equivalents, and marketable securities of $25,250,000, compared to $30,298,000 at March 31, 2001. Our operating activities in 2002 used cash of approximately $4,754,000, consisting of the net loss from operations for the year and increases in inventory, accounts receivable and prepaid expenses. These cash uses were offset by noncash charges for depreciation and amortization and an increase in accrued expenses and accounts payable. During fiscal 2002, we purchased $86,000 of capital equipment, consisting of laboratory and office equipment.

We have leased, pursuant to a ten-year lease agreement, a new corporate headquarters in Waltham, Massachusetts. We expect to expend approximately $2,000,000 for leasehold improvements for this 25,000 square foot facility. We incurred costs of $1,184,000 associated with our new facility in Waltham during fiscal 2002. We anticipate that this new facility will increase operating efficiencies and manufacturing capacity to meet the growing demand for our Protein A products, and to better meet corporate goals and objectives. We relocated to these new facilities on May 28, 2002. In connection with this lease agreement, a letter of credit in the amount of $500,000 was issued to the Company's landlord. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is included in restricted cash in the accompanying balance sheet as of March 31, 2002.

In fiscal 2002, we received proceeds of $14,100 from the exercise of stock options.

We expect to incur significantly higher costs in fiscal 2003 as a result of expanded research and development costs associated with the expansion of activities associated with clinical trials of our proprietary drug candidates and the launch of our diagnostic product, SecreFlo™. During April 2002 and as required by the terms of our license agreement with ChiRhoClin, we paid a milestone payment of $1,250,000 in connection with the FDA's approval of SecreFlo™, our synthetic porcine secretin product. Also pursuant to such license agreement, we are required to issue to ChiRhoClin approximately, 696,000 shares of our common stock no later than the end of the second quarter of fiscal 2003. We have not granted registration rights to ChiRhoClin with respect to the shares to be issued under the license agreement. In addition, under terms of licensing agreement with ChiRhoClin, if the FDA approves the NDA for human secretin diagnostic, we will be required to pay ChiRhoClin future milestones in cash. We will be required to pay royalties on sales of both synthetic porcine and human products.

We believe that we have sufficient resources to satisfy our working capital and capital expenditure requirements for the next twenty-four months. Should we need to secure additional financing to meet our future liquidity requirements, we may not be able to secure such financing, or obtain such financing on favorable terms because of the volatile nature of the biotechnology marketplace.

At March 31, 2002, we had net operating loss carryforwards of approximately $110,970,000 and research and development credit carryforwards of approximately $7,192,000 to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will expire at various dates, beginning in 2003, if not used. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

We do not currently use derivative financial instruments. We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of investment. We do not expect any material loss from our investment in marketable securities.

We believe that inflation has not had a material effect on our operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have investments in commercial paper, U.S. Government and agency securities as well as corporate bonds and other debt securities; as a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates and the change in credit quality of the issuer.

We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of investment. We intend to hold these investments to maturity, as the intention is to hold these assets in accordance with our business plans.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Audit Committee of the Board of Directors of Repligen Corporation annually considers and recommends to the Board the selection of Repligen's independent public accountants. Effective June 12, 2002, as recommended by the Audit Committee, the Board of Directors of Repligen dismissed Arthur Andersen LLP ("Arthur Andersen") as its independent certifying accountants and engaged Ernst & Young LLP to serve as its independent certifying accountants for the fiscal year ending March 31, 2003. The appointment of Ernst & Young LLP will be subject to ratification of the stockholders at the Annual Meeting of Stockholders scheduled for September 12, 2002.

Arthur Andersen's audit reports on Repligen's financial statements for each of the two most recent fiscal years ended March 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion nor were they qualified or modified as to any uncertainty, audit scope or accounting principles.

In connection with the audits for the periods ending March 31, 2002 and 2001 and the subsequent interim period preceding the dismissal of Arthur Andersen, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Arthur Andersen, would have caused them to refer to such disagreement in connection with their report.

None of the reportable events as defined in Item 304(a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years of Repligen ended March 31, 2002 and 2001 or the interim period through June 12, 2002.

During Repligen's fiscal years ended March 31, 2002 and 2001 and the interim period through June 12, 2002, Repligen did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Repligen's financial statements.

STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2002	2001	2000
Revenue:			
Product	$ 4,301,565	$ 2,083,529	$ 2,040,828
Research and development	–	171,615	863,035
Total revenue	4,301,565	2,255,144	2,903,863
Costs and expenses:			
Cost of product sold	1,992,734	1,399,849	1,106,642
Research and development	5,360,720	5,786,392	3,753,908
Selling, general and administrative	2,525,827	2,401,460	2,406,429
Total costs and expenses	9,879,281	9,587,701	7,266,979
Loss from operations	(5,577,716)	(7,332,557)	(4,363,116)
Investment income	1,117,099	2,053,690	546,733
Net loss	$ (4,460,617)	$ (5,278,867)	$ (3,816,383)
Basic and diluted net loss per share	$ (.17)	$ (.20)	$ (.18)
Basic and diluted weighted average shares outstanding	26,639,525	26,547,238	21,537,584

The accompanying notes are an integral part of these financial statements.

Balance Sheets

Repligen Corporation

BALANCE SHEETS

	As of March 31, 2002	As of March 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 8,696,194	$ 16,163,625
Marketable securities	12,143,170	8,142,148
Accounts receivable, less reserves of $25,000	865,861	443,760
Inventories	916,091	634,723
Prepaid expenses and other current assets	622,309	270,252
Total current assets	23,243,625	25,654,508
Property, plant and equipment, at cost:		
Leasehold improvements	1,657,416	331,501
Equipment	1,169,080	1,103,527
Furniture and fixtures	352,174	473,288
	3,178,670	1,908,316
Less - accumulated depreciation and amortization	1,721,732	1,464,195
	1,456,938	444,121
Long-term marketable securities	3,910,852	5,992,478
Restricted cash	500,000	—
Other assets, net	—	56,882
	$ 29,111,415	$ 32,147,989
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,407,955	$ 529,914
Accrued expenses	1,258,804	726,910
Total current liabilities	2,666,759	1,256,824
Commitments and contingencies (Notes 5, 6, 8 & 9)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, issued and outstanding, 26,642,750 shares and 26,628,950 shares in 2002 and 2001, respectively	266,427	266,289
Additional paid-in capital	166,597,654	166,583,684
Accumulated deficit	(140,419,425)	(135,958,808)
Total stockholders' equity	26,444,656	30,891,165
	$ 29,111,415	$ 32,147,989

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Repligen Corporation

STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (4,460,617)	$ (5,278,867)	$ (3,816,383)
Adjustments to reconcile net loss to net cash used in operating activities —			
Depreciation and amortization	257,537	276,852	324,409
Issuance of common stock warrants for services	—	218,735	188,265
Noncash expense related to common stock issued for patent acquisition	—	183,750	—
Changes in assets and liabilities			
Accounts receivable	(422,101)	404,078	(418,118)
Inventories	(281,368)	(87,276)	82,882
Prepaid expenses and other current assets	(352,057)	(28,598)	(60,037)
Changes in other assets	56,882	24,500	7,090
Accounts payable	19,306	104,350	156,857
Accrued expenses	428,246	(44,610)	457,594
Unearned income	—	—	(49,969)
Net cash used in operating activities	(4,754,172)	(4,227,086)	(3,127,410)
Cash flows from investing activities:			
Purchases of marketable securities	(22,801,063)	(50,328,259)	(8,806,367)
Redemptions of marketable securities	20,881,667	45,000,000	—
Increase in restricted cash	(500,000)	—	—
Purchases of property, plant and equipment	(307,971)	(184,721)	(217,256)
Net cash used in investing activities	(2,727,367)	(5,512,980)	(9,023,623)
Cash flows from financing activities:			
Exercise of warrants	—	652,449	4,143,984
Exercise of stock options	14,108	24,696	147,938
Issuance of common stock and warrants	—	—	29,834,906
Net cash provided by financing activities	14,108	677,145	34,126,828
Net (decrease) increase in cash and cash equivalents	(7,467,431)	(9,062,921)	21,975,795
Cash and cash equivalents, beginning of year	16,163,625	25,226,546	3,250,751
Cash and cash equivalents, end of year	$ 8,696,194	$ 16,163,625	$ 25,226,546
Supplemental disclosure of noncash investing activities:			
Noncash purchases of leasehold improvements	$ 962,383	$ —	$ —

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock				
	Number of Shares	$.01 Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, March 31, 1999	18,264,285	$ 182,642	$ 131,272,607	($126,863,558)	$ 4,591,691
Issuance of common stock and warrants	6,198,927	61,989	29,772,917	—	29,834,906
Issuance of warrants for services	—	—	188,265	—	188,265
Exercise of stock options	64,458	645	147,293	—	147,938
Exercise of warrants	1,788,309	17,883	4,126,102	—	4,143,985
Net loss	—	—	—	(3,816,383)	(3,816,383)
Balance, March 31, 2000	26,315,979	263,159	165,507,184	(130,679,941)	35,090,402
Issuance of common stock for patent acquisition	30,000	300	183,450	—	183,750
Issuance of warrants for services	—	—	218,735	—	218,735
Exercise of stock options	34,200	342	24,354	—	24,696
Exercise of warrants	248,771	2,488	649,961	—	652,449
Net loss	—	—	—	(5,278,867)	(5,278,867)
Balance, March 31, 2001	26,628,950	266,289	166,583,684	(135,958,808)	30,891,165
Exercise of stock options	13,800	138	13,970	—	14,108
Net loss	—	—	—	(4,460,617)	(4,460,617)
Balance, March 31, 2002	26,642,750	$ 266,427	$ 166,597,654	($140,419,425)	$26,444,656

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Repligen Corporation's ("Repligen" or the "Company") goal is to develop innovative therapeutic products for debilitating pediatric diseases. Our therapeutic product candidates are secretin for autism, uridine for mitochondrial disease and CTLA4-Ig for immune disorders. These products are synthetic forms of naturally-occurring substances which may correct improperly regulated biological processes with minimal toxicity or side-effects. Our product candidates have the potential to produce clinical benefits not attainable with any existing drug in diseases for which there are few alternatives.

Our business strategy is to partially fund the development of our proprietary therapeutic products with the profits derived from the sales of our specialty pharmaceutical products: Protein A and SecreFlo™. This will enable us to advance these programs while at the same time increasing our financial stability.

The Company is subject to a number of risks associated with companies in the biotechnology industry. Principal among these are the risks associated with the Company's dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with the U.S. Food and Drug Administration and other governmental regulations and approval requirements, as well as the ability to grow the Company's business and obtaining adequate financing to fund this growth.

The accompanying financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to the financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The Company has reclassified certain prior-year information to conform to the current year's presentation.

Revenue Recognition

The Company generates product revenues from the sale of its Protein A products to customers in the pharmaceutical and process chromatography industries. The Company recognizes revenue related to product sales upon shipment of the product to the customer, as long as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is probable.

Research and development revenue derived from collaborative arrangements is recognized as earned under cost plus fixed-fee contracts, or on a straight-line basis over development contracts, which approximates when work is performed and costs are incurred. Research and development expenses in the accompanying statements of operations include funded and unfunded expenses. In addition, under certain contracts, the Company recognizes research and development milestones as they are achieved assuming the milestone is deemed to be substantive. Licensing and royalties from the Company's licensed technologies are recognized as earned.

The Company applies Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." SAB No. 101 requires companies to recognize certain upfront nonrefundable fees and milestone payments over the life of the related alliance when such fees are received in conjunction with alliances that have multiple elements. The adoption of SAB No. 101 had no significant impact on the Company's financial statements.

Comprehensive Income

The Company applies Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company's comprehensive loss is equal to its reported net loss for all periods presented.

Cash, Cash Equivalents & Marketable Securities

The Company applies SFAS No. 115, "Accounting for Certain Instruments in Debt and Equity Securities." At March 31, 2002, the Company's cash equivalents and marketable securities are classified as held-to-maturity investments as the Company has the positive intent and ability to hold to maturity. As a result, these investments are recorded at amortized cost. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less. Marketable securities are investments with original maturities of greater than 90 days. Long-term marketable securities are investment grade securities with maturities of greater than one year. The Company recorded during the years ended March 31, 2002 and 2001 respectively, realized gains of $5,558 and $0 on sales of its marketable securities.

Cash, cash equivalents and marketable securities consist of the following at March 31, 2002 and 2001:

	Years Ended March 31,		Unrealized Gain (Loss) Years Ended March 31,	
	2002	2001	2002	2001
Cash and cash equivalents				
Cash	$ 8,696,194	$ 222,766	—	—
Commercial paper and corporate bonds	—	489,719	—	—
U.S. Government and agency securities	—	—	—	—
Money market accounts	—	15,451,140	—	—
Total cash and cash equivalents	$ 8,696,194	$16,163,625	$ —	$ —
Marketable securities				
U.S. Government and agency securities	$ 1,414,994	$ —	$ (774)	—
Corporate and other debt securities	10,728,176	8,142,148	$ 51,610	$ 8,823
(Average of remaining maturity 5 months at March 31, 2002)	$12,143,170	$ 8,142,148	$ 50,836	$ 8,823
Long-term marketable securities				
Corporate and other debt securities	$ 3,910,852	$ 5,992,478	$ (9,334)	$ 15,510
(Average of remaining maturity 14.5 months at March 31, 2002)	$ 3,910,852	$ 5,992,478	$ (9,334)	$ 15,510

Restricted cash of $500,000 is related to the Company's facility lease obligation (see note 5).

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Work-in-process and finished goods inventories consist of material, labor, outside processing costs and manufacturing overhead. Inventories at March 31, 2002 and 2001 consist of the following:

	Year Ended March 31,	
	2002	2001
Raw materials and work-in-process	$ 652,940	$ 459,288
Finished goods	263,151	175,435
Total	$ 916,091	$ 634,723

Depreciation and Amortization

The Company provides for depreciation and amortization by charges to operations in amounts estimated to allocate the cost of fixed assets over their estimated useful lives, on a straight-line basis, as follows:

Description	Estimated Useful Life
Leasehold improvements	Shorter of term of the lease or estimated useful life
Equipment	3-5 years
Furniture and fixtures	5-7 years

In June 2002, the Company will relocate to its new corporate headquarters in Waltham, Massachusetts at which time approximately $1,184,000 of leasehold improvements will be placed into service and depreciation will commence.

Earnings Per Share

The Company applies SFAS No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share. Basic net loss per share represents net loss divided by the weighted average number of common shares outstanding during the period. The dilutive effect of potential common shares, consisting of outstanding stock options and warrants, is determined using the treasury stock method in accordance with SFAS No. 128. Diluted weighted average shares outstanding for 2002, 2001 and 2000 do not include the potential common shares from warrants and stock options because to do so would have been antidilutive for the years presented. Accordingly, basic and diluted net loss per share is the same. The number of potential common shares excluded from the calculation of diluted earnings per share during the year ended March 31, 2002, 2001 and 2000 was 2,106,846, 1,904,387 and 2,484,953 shares, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments which represent cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value generally due to the short-term nature of these instruments.

Concentrations of Credit Risk and Significant Customers

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities and accounts receivable. The Company's cash equivalents and marketable securities are invested in financial instruments with high credit ratings. At March 31, 2002, the Company has no off-balance-sheet risks such as those associated with foreign exchange contracts, options contracts or other foreign hedging arrangements.

Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. The Company maintains reserves for the potential write-off of accounts receivable. To date, the Company has not written off any significant accounts. To control credit risk, the Company performs regular credit evaluations of its customers' financial conditions and maintains allowances for potential credit losses. The Company does not believe significant risk exists at March 31, 2002.

Revenue from significant customers as a percentage of the Company's total revenue are as follows:

	Years Ended March 31,		
	2002	2001	2000
Customer A	56%	42%	14%
Customer B	23%	19%	16%
Customer C	6%	5%	16%

Significant accounts receivable balances as a percentage of the Company's total trade accounts receivable balances are as follows:

	As of March 31,	
	2002	2001
Customer A	69%	53%
Customer B	24%	—
Customer C	—	26%
Customer D	—	10%

Segment Reporting

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. The chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance, identifies operating segments as components of an enterprise about which separate discrete financial information is available for evaluation. To date, the Company has viewed its operations and manages its business as principally one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

The following table represents the Company's revenue by geographic area:

	Year Ended March 31,		
	2002	2001	2000
Europe	63%	42%	45%
United States	35%	56%	51%
Other	2%	2%	4%
Total	100%	100%	100%

As of March 31, 2002 and 2001, all of the Company's assets are located in the United States.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new statement also supersedes certain aspects of Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions may qualify for discontinued operations treatment. The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management believes that the adoption of SFAS No.144 will not have a significant impact on its financial statements.

3. Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." At March 31, 2002, the Company had net operating loss carryforwards for income tax purposes of approximately $114,270,000. The Company also had available tax credit carryforwards of approximately $7,192,000 at March 31, 2002 to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will expire at various dates, beginning in 2003. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

The deferred tax asset consists of the following:

	Years Ended March 31,	
	2002	**2001**
Temporary differences	$ 5,375,000	$ 6,738,000
Operating loss carryforwards	45,708,000	40,307,000
Tax credit carryforwards	7,192,000	4,476,000
	58,275,000	51,521,000
Valuation allowance	(58,275,000)	(51,521,000)
	$ —	$ —

A full valuation allowance has been provided, as it is uncertain if the Company will realize its deferred tax asset.

4. Stockholders' Equity

(a) Common Stock & Warrants

On July 24, 2000, Repligen issued to a third party a warrant to purchase 50,000 shares of common stock at $7.125 per share exercisable through July 2003 in partial consideration for a licensing agreement entered into with such third party. The Company recorded the value of this warrant, as determined using Black-Scholes option pricing model, as research and development expense.

On May 10, 2000, pursuant to a patent purchase agreement, Repligen issued to Tolerance Therapeutics LLC ("Tolerance"), in partial consideration for the assignment by Tolerance to Repligen of a U.S. patent application claiming the use of CTLA4-Ig in treatment of diseases of the immune system, 30,000 shares of Repligen common stock. The Company recorded the value of these shares as research and development expense. During fiscal 2002, the Company elected not to make its final payment and as a result its interest in these assets was returned to Tolerance.

On April 7, 2000, Repligen issued to each of its investor relation firm and public relations firm, in consideration for services, a warrant exercisable through July 2001 to purchase 10,000 shares of common stock of Repligen at $8.56 per share. The Company recorded the value of these warrants, as determined using Black-Scholes option pricing model, as selling, general and administrative expense. These warrants expired unexercised during fiscal 2002.

Also, on April 7, 2000, Repligen issued a warrant to purchase 2,900 shares of common stock at $9.00 per share to an existing shareholder exercisable through July 2000. This warrant expired during fiscal 2001. The Company recorded the value of this warrant, as determined using Black-Scholes option pricing model, as selling, general and administrative expense. These warrants expired unexercised during fiscal 2002.

On March 9, 2000, Repligen sold an aggregate of 2,598,927 shares of common stock to investors at $8.625 per share for an aggregate consideration of $22.4 million in a private placement. Repligen engaged Paramount Capital, Inc. ("Paramount") to act as placement agent for this transaction. For this transaction, Repligen paid Paramount approximately $1.57 million for its services, plus related transactional expenses, and issued to Paramount warrants to purchase up to 129,946 shares of common stock at $9.49 per share.

In July 1999, Repligen engaged Paramount as a nonexclusive financial adviser for an initial period of 12 months from the date thereof. In exchange and as consideration for these financial services, Repligen paid to Paramount $100,000 in cash and issued to Paramount (and its designees) warrants to purchase an aggregate of 100,000 shares of common stock. Each warrant is exercisable at $2.75 per share at any time prior to July 15, 2004. Repligen also agreed to pay Paramount additional fees upon the consummation of certain equity financing transactions. The Company valued these warrants at fair value and recorded an expense of $188,285 during fiscal 2000 relating to this issuance. In March 2000, Repligen terminated the financial advisory agreement with Paramount for an additional payment of $200,000 in cash. All payments were expensed in the accompanying statement of operations as selling, general and administrative expense for the year ended March 31, 2000.

Pursuant to stock purchase agreements dated April 30, 1999 and May 14, 1999, respectively, Repligen issued to certain accredited investors in a private placement an aggregate of 3,600,000 shares of common stock at $2.50 per share for an aggregate purchase price of approximately $9 million, resulting in net proceeds to Repligen of approximately $8.9 million.

In March 1999, the Company acquired all rights to certain patent applications relating to the use of secretin in the treatment of autism. The rights were acquired pursuant to a Patent Purchase Agreement whereby the Company paid $150,000 in cash, issued a warrant to purchase 350,000 shares of common stock with an exercise price of $1.59 per share, and issued 262,500 shares of common stock.

At March 31, 2002, common stock reserved for issuance is as follows:

Reserved for	Shares
Incentive and nonqualified stock option plans	3,240,819
Warrants granted in connection with the Patent Purchase Agreement	125,000
Warrants granted in connection with the Licensing Agreement	50,000
Warrants granted for payment of services	229,946
	3,645,765

(b) Stock Options

The Company's 2001 and 1992 stock option plans authorize the grant of either incentive stock options or nonqualified stock options. Incentive stock options are granted to employees at the fair market value at the date of grant. Nonqualified stock options are granted to employees or nonemployees. The options generally vest over four or five years and expire no more than 10 years from the date of grant. As of March 31, 2002, the Company had 1,538,919 options available for future grant.

A summary of stock option activity under all plans is as follows:

	Years Ended March 31,								
	2002			2001			2000		
	Number of Shares	Range of Exercise Prices	Weighted Average Price per Share	Number of Shares	Range of Exercise Prices	Weighted Average Price per Share	Number of Shares	Range of Exercise Prices	Weighted Average Price per Share
Outstanding at beginning of period	1,479,441	$0.50 - $12.45	$ 2.64	1,288,041	$0.50 - $12.45	$ 1.81	1,289,291	$0.50 - $12.45	$ 1.78
Granted	276,900	$2.35 - $ 2.60	2.60	258,400	$4.13 - $ 8.56	6.59	169,908	$2.91 - $ 3.88	2.86
Exercised	(13,800)	$0.50 - $ 1.53	1.01	(34,200)	$0.50 - $ 1.37	0.72	(64,458)	$0.79 - $ 2.78	2.30
Forfeited	(40,641)	$1.03 - $ 7.19	2.62	(32,800)	$1.25 - $ 7.17	3.73	(106,700)	$1.31 - $ 9.00	1.44
Outstanding at end of period	1,701,900	$0.50 - $12.45	2.64	1,479,441	$0.50 - $12.45	2.64	1,288,041	$0.50 - $12.45	1.81
Exercisable at end of period	1,115,900	$0.50 - $12.45	$ 2.25	894,941	$0.50 - $12.45	$ 1.92	694,941	$0.50 - $12.45	$ 1.96

	As of March 31, 2002				
	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Outstanding	Weighted Average Exercise Price Per Share
$ .50 - $ 1.38	384,000	4.45	$ 1.15	375,600	$ 1.15
$1.41 - $ 1.63	572,000	5.86	1.43	460,800	1.44
$2.60 - $ 3.00	448,400	7.27	2.68	145,200	2.79
$3.13 - $ 6.56	134,500	7.21	4.48	49,700	4.69
$7.64 - $12.45	163,000	6.99	8.81	84,600	9.23
	1,701,900	6.13	$ 2.64	1,115,900	$ 2.25

The Company accounts for its stock-based compensation under SFAS No. 123 "Accounting for Stock-Based Compensation." The Company continues to apply APB No. 25 for employee stock options awards and elected the disclosure-only alternative for the same under SFAS No. 123.

The Company has computed the pro forma disclosures required under SFAS No. 123 for all stock options granted to employees in 2002, 2001 and 2000 using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and the weighted average information for the years ended March 31, 2002, 2001 and 2000 are as follows:

Years Ended March 31,	2002	2001	2000
Risk-free interest rates	4.31%-5.06%	5.28%- 6.33%	5.08%- 6.03%
Expected dividend yield	—	—	—
Expected lives	7 years	7 years	7 years
Expected volatility	101%	108%	70%
Weighted average grant date fair value of options granted during the period	$ 2.21	$ 5.78	$ 2.02
Weighted average remaining contractual life of options outstanding	6.1 years	6.6 years	7.0 years

If compensation expense for the Company's stock option plans had been determined consistent with SFAS No. 123, the pro forma net loss and net loss per share would have been as follows:

	Years Ended March 31,		
	2002	2001	2000
Net loss-			
As reported	($4,460,617)	($5,278,867)	($3,816,383)
Pro forma	($5,206,414)	($5,681,311)	($4,103,293)
Basic and diluted net loss per share-			
As reported	$ (0.17)	$ (0.20)	$ (0.18)
Pro forma	$ (0.20)	$ (0.21)	$ (0.19)

5. Commitments

In October 2001, the Company entered into a ten-year lease agreement for a new corporate headquarters in Waltham, Massachusetts. The new facility is 25,000 square feet, approximately 10,000 of which will be constructed as manufacturing and laboratory space. The Company anticipates that this new facility will increase operating efficiencies and increase manufacturing capacity to meet growing demand for Protein A products, and to better meet corporate goals and objectives. The Company plans to relocate to these new facilities in June 2002. In connection with this lease agreement, a letter of credit in the amount of $500,000 was issued to the Company's landlord. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is included in restricted cash in the accompanying balance sheet as of March 31, 2002.

Obligations under non-cancellable operating leases, including the new facility lease discussed above, as of March 31, 2002 are approximately as follows:

Years Ending March 31,	
2003	$ 316,000
2004	330,000
2005-2007	379,000
2008-2009	404,000
2010-2012	428,000
Total minimum lease payments	$1,857,000

Rent expense charged to operations under operating leases was approximately $308,000, $377,000, and $296,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

6. Certain Technologies and Product Candidates

In December 2000, the Company purchased from the University of California, San Diego ("UCSD") a right to a U.S. patent application covering novel methods for the treatment of mitochondrial disease. Under terms of the agreement, Repligen received the exclusive right under the license to commercialize products to treat mitochondrial disease and paid UCSD an up-front fee. Repligen will also pay UCSD clinical development milestones and royalties on product sales. The Company has expensed the purchase price as research and development expense as the realizability of the patent is subject to the outcome of additional research and development and the successful prosecution of the patent.

In May 2000, the Company purchased from Tolerance Therapeutics LLC the rights to a U.S. patent application claiming the use of CTLA4-Ig in the treatment of diseases of the immune system. Under terms of the agreement, the Company paid cash and issued stock for the purchase. The Company has expensed the purchase price as research and development expense as the realizability of the patent is subject to the outcome of additional research and development and the successful prosecution of the patent.

In October 1999, the Company acquired the commercial rights to two diagnostic products based on synthetic forms of porcine and human secretin from ChiRhoClin, Inc. a private company. Both of these products have been evaluated in clinical trials for their safety and efficacy in diagnosing pancreatic function and gastrinoma. A New Drug Application ("NDA") for each product has been filed with the United States Food and Drug Administration ("FDA"). In April 2002, the FDA approved the use of synthetic porcine secretin ("SecreFlo™") to aid in the diagnosis of pancreatic function and the diagnosis of gastrinoma, a form of cancer. In December of 2001, the FDA issued an "approvable letter" for a synthetic form of human secretin which contained questions concerning the manufacture and quality control of the product.

Under terms of the licensing agreement, Repligen paid $1,000,000 upon execution of the agreement and the Company will be required to pay future royalties, milestones in cash and to issue common stock. This $1,000,000 payment is included in research and development expense in the accompanying statement of operations for the year ended March 31, 2000.

7. Accrued Expenses

Accrued expenses consist of the following:

	Years Ended March 31,	
	2002	2001
Research & development costs	$ 771,465	$ 321,850
Payroll & payroll related costs	337,786	255,811
Professional and consulting costs	78,803	71,795
Other accrued expenses	70,750	77,454
	$ 1,258,804	$ 726,910

8. Subsequent Events

In April 2002 the United States Food and Drug Administration granted approval to market SecreFlo™ (synthetic porcine secretin), the first synthetic version of the hormone secretin. SecreFlo™ has been approved for stimulation of pancreatic secretions. Under terms of its licensing agreement, Repligen paid a milestone payment of $1,250,000 in cash and is required to issue approximately 696,000 shares of unregistered common stock to ChiRhoClin, Inc. in October 2002. The Company expects to record the fair value of these shares, $2,576,025, and the cash of $1,250,000, as a long-term intangible asset. This amount will be amortized to cost of product revenue over the remaining term of the license. In addition, the Company will be required to pay future royalties related to product sales in cash.

9. Legal Proceedings

On June 21, 2001, Pro-Neuron, Inc. filed a complaint (the "Pro-Neuron Complaint") against the Regents of the University of California (the "Regents") and Repligen at the Superior Court of California, County of San Diego seeking to void the License Agreement entered into between Repligen and the University of California, San Diego ("UCSD") in December 2000 (the "UCSD License Agreement"). The Pro-Neuron Complaint, among other things, also requests the court order the Regents assign all rights licensed to Repligen pursuant to the UCSD License Agreement to Pro-Neuron pursuant to the Regent's agreement with Pro-Neuron. UCSD and Repligen believe that the Complaint is without merit and intend to vigorously defend their rights. If Pro-Neuron is successful in this action, Repligen's ability to commercialize uridine for mitochondrial disease may be limited.

Repligen and the University of Michigan (the "University") believe that the University is entitled to rights to certain United States patents owned by Bristol-Myers Squibb Company ("BMS"), which patents cover claims for composition and methods of use for CTLA4. On August 31, 2000, Repligen and the University filed a complaint against BMS at the United States District Court for the Eastern District of Michigan in Detroit, Michigan seeking correction of inventorship on these patents. A correction of inventorship would result in the University being designated as the assignee or a co-assignee on any corrected BMS patent. Repligen would then have rights to such technology pursuant to a 2000 License Agreement with the University, a 1995 Asset Acquisition Agreement with Genetics Institute and other related agreements. Repligen's failure to obtain shared ownership rights in the BMS patents may restrict Repligen's ability to commercialize CTLA4-Ig. Repligen and the University have also filed patents related to compositions of matter and methods of use of CTLA4-Ig.

10. Selected Quarterly Financial Data (Unaudited)

The following table contains Statement of Operations information for each quarter of fiscal 2002 and 2001. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the period presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Q4 FY02	Q3 FY02	Q2 FY02	Q1 FY02	Q4 FY01	Q3 FY01	Q2 FY01	Q1 FY01
Revenue:								
Product	$ 1,522	$ 1,180	$ 887	$ 713	$ 588	$ 615	$ 324	$ 556
Research and development	—	—	—	—	12	3	127	30
Total revenue	1,522	1,180	887	713	600	618	451	586
Costs and expenses:								
Cost of product sold	496	585	555	357	448	393	229	330
Research and development	1,583	1,021	1,330	1,426	1,580	1,781	1,343	1,083
Selling, general and administrative	578	650	681	617	536	566	643	656
Total costs and expenses	2,657	2,256	2,566	2,400	2,564	2,740	2,215	2,069
Loss from operations	(1,135)	(1,076)	(1,679)	(1,687)	(1,964)	(2,122)	(1,764)	(1,483)
Investment income	212	259	302	344	450	539	552	513
Net loss	$ (923)	$ (817)	$(1,377)	$(1,343)	$(1,514)	$ (1,583)	$(1,212)	$ (970)
Net loss per common share	$ (0.03)	$ (0.03)	$ (0.05)	$ (0.05)	$ (0.06)	$ (0.06)	$ (0.05)	$ (0.04)
Weighted average common shares outstanding	26,643	26,642	26,639	26,633	26,599	26,576	26,560	26,456

11. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions	Deletions	Balance at End of Period
Allowance for Doubtful Accounts:				
2000	$ 25,000	—	—	$ 25,000
2001	$ 25,000	—	—	$ 25,000
2002	$ 25,000	—	—	$ 25,000

Report of Independent Public Accountants

Repligen Corporation

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Repligen Corporation:

We have audited the accompanying balance sheets of Repligen Corporation (a Delaware corporation) as of March 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
May 13, 2002

Investor Information

Copies of the Company's Annual Report and Form 10-K are available to stockholders upon request without charge. Please send requests to:

Repligen Corporation
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453
ATTN: Investor Relations

Phone: (781) 250 - 0111 ext. 2996
Fax: (781) 250 - 0115
E mail: info@repligen.com

Corporate Information

Board of Directors

Robert J. Hennessey
Chairman
Genome Therapeutics Corporation

Walter C. Herlihy, Ph.D.
President and Chief Executive Officer
Repligen Corporation

G. William Miller
Chairman
G. William Miller & Co., Inc.

Alexander Rich, M.D.
Professor, Department of Biology
Massachusetts Institute
of Technology

Paul Schimmel, Ph.D.
Ernest and Jean Hahn Professor of
Molecular Biology & Chemistry.
Member, The Skaggs Institute for
Chemical Biology
The Scripps Research Institute

Corporate Officers

Walter C. Herlihy, Ph.D.
President and Chief Executive Officer

James R. Rusche, Ph.D.
Sr. Vice President, Research
and Development

Daniel P. Witt, Ph.D
Vice President, Business
Development

Shareholder Information

For Investor Information
phone: (781) 250-0111 ext 2996
fax: (781) 250-0115
email: info@repligen.com

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3170
http://www.equiserve.com
Investor Relations e-mail
(Shareholder Inquiries)
Shareholder-equiserve@equiserve.com

The Transfer Agent is responsible for handling shareholder questions regarding lost certificates, address changes and changes of ownership or name in which shares are held.

General Counsel

Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, MA 02110

Independent Accounts

Ernst and Young, LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday September 12, 2002 at 10:00 a.m. at Repligen Corporate Offices, 41 Seyon Street, Building #1, Suite 100
Waltham, MA 02453

Market for Repligen Corporation Stock

Nasdaq National Market
Common Stock: RGEN

Design by RainCastle Communications, Newton, MA

This document contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document do not constitute guarantees of future performance. Investors are cautioned that statements in this documents which are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, management's strategy, plans and objectives for future operations, clinical trials and results and product plans and performance such as the anticipated growth in the monoclonal antibody market and projected growth in product sales, constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation, risks associated with: the success of current and future collaborative relationships, the market acceptance of our products, our ability to compete with larger, better financed pharmaceutical and biotechnology companies, new approaches to the treatment of our targeted diseases, our expectation of incurring continued losses, our ability to generate future revenues, our ability to raise additional capital to continue our drug development programs, the success of our clinical trials, our ability to develop and commercialize products, our ability to obtain required regulatory approvals, our compliance with all Food and Drug Administration regulations, our ability to obtain, maintain and protect intellectual property rights for our products, the risk of litigation regarding our intellectual property rights, our limited sales and manufacturing capabilities, our dependence on third-party manufacturers, our ability to hire and retain skilled personnel, our volatile stock price, and other risks detailed in Repligen's filings with the Securities and Exchange Commission. Repligen assumes no obligation to update any forward-looking information contained in this document or with respect to the announcements described herein.

RepliGen

Repligen Corporate Offices
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

0619-AR-02